Exhibit 99.3

Principal Accountant Fees and Services

Fees paid by ILOG to its U.S. independent registered public accounting firm and the members of its network in fiscal year 2007 and fiscal year 2006 were as follows (in thousands of euros):

	Ernst & Young Audit		Audit & Diagnostic(d)
	fiscal year	fiscal year	fiscal year	fiscal year
	2007	2006	2007	2006
Audit fees(a)	€844	€740	€65	€55
Audit-related fees(b)	216	107	-	-
Tax fees(c)	-	4	-	-
All other services(e)		23	3
TOTAL	€1,060	€874	€68	€55
(a)
Audit fees paid to Ernst & Young Audit include the audit of our Consolidated Financial Statements in accordance with U.S. GAAP, the statutory audit of us and the audit of certain of our subsidiaries, the review of our quarterly and semi-annual financial statements, SEC registration statements and other filings, and certain certifications required for French regulatory purposes.

(b)	Audit-related fees include assistance with respect to the Company’s implementation of Section 404 of the Sarbanes-Oxley Act and due diligences related to acquisitions.
(c)	Tax fees include a detailed review of the Company’s transfer pricing policy and its compliance with tax rules, as well as tax compliance in Singapore and in the UK.
(d)	Audit & Diagnostic are co-statutory auditors required by French law.
(e)	Miscellaneous accounting consultations.

All fees paid to Ernst & Young Audit in the fiscal years 2007 and 2006 were pre-approved by the Audit Committee. The Company’s Audit Committee is required to review and approve in advance the retention of the independent auditors for the performance of all audit and non-audit services that are not prohibited and the fees for such services. Pre-approval of audit and non-audit services that are not prohibited may be pursuant to appropriate policies and procedures established by the committee for the pre-approval of such services, including through delegation of authority to a member of the committee. Any service that is approved pursuant to a delegation of authority to a member of the committee must be reported to the full committee at its next scheduled meeting.